FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated October 5, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

Companhia Aberta de Capital Autorizado

CNPJ n.º 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

BRF – Brasil Foods S.A. (“BRF”), acting in accordance within the terms of Instruction Nº 358 of the Brazilian Securities and Exchange Commission (CVM) of January 3, 2002 and § 4 of art. 157 of Act Nº 6.404/76, announces that it has signed a binding offer to acquire, through its subsidiary in Austria, a 49% share equity stake, and management control of Federal Foods Limited (“Federal Foods”), a privately-held company headquartered in Abu Dhabi, in the United Arab Emirates. The remaining share equity stake in Federal Foods will be maintained by Al Nowais Investments, the current owner of Federal Foods.

Established in 1991, Federal Foods is a leading food company in the United Arab Emirates, catering to a full spectrum of retail, food service and wholesale clients. The company operates 6 branches in the United Arab Emirates and 1 in the State of Qatar, with over 1,350 employees and a logistics fleet over 260 chilled/frozen vans and trucks. It reached US$ 266 million net sales and distributed 92 thousand tons of products in 2011.

Federal Foods has been a distributor of Sadia products in the United Arab Emirates for over 20 years. In addition to Sadia products, it distributes a range of chilled, frozen and dry products from other brands and suppliers. Currently, BRF products already account for approximately 65% of Federal Foods total net sales. BRF reiterates its intention to continue the partnerships built over time between Federal Foods and current suppliers.

BRF will sell and distribute its portfolio of products in the UAE through Federal Foods, including Sadia and Perdix brands, and the portfolio from the processed products plant which will start operating in 2013.

This acquisition is in line with BRF’s strategic plan to internationalize the company, accessing local markets, strengthening BRF’s brands and distribution and expanding its product portfolio in the Middle East.

BRF investment for the acquisition will amount to US$ 36 million, in return for a 49% share equity stake in Federal Foods. BRF will hold management control as established in the Shareholders Agreement, and will consolidate Federal Foods financial statements.

The closing of this transaction will depend on the successful completion of a legal and accounting due diligence, which is expected to occur over the following months.

São Paulo, October 4th, 2012

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 5, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director